UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Jewett-Cameron Trading Company Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

47733C207

(CUSIP Number)

Erica D. Daley

Chief Financial and Operations Officer

The Oregon Community Foundation

1221 SW Yamhill St. Suite 100

Portland, OR 97205

(503) 227-6846

Copy to:

Mary Ann Frantz

Miller Nash LLP

1140 SW Washington St. Suite 700

Portland, Oregon  97205

Telephone:  (503) 224-5858

July 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 47733C207
Page 2 of 5 pages
13D

1.Names of Reporting Persons

The Oregon Community Foundation

I.R.S. Identification Nos. of Above Persons (Entities Only)

23-7315673

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2.Check the Appropriate Box if a Member of a Group

[  ](a)

[  ](b)

3.SEC Use Only

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4.Source of Funds

OO

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5.[  ]Check Box if Disclosure of Legal Proceedings is

 Required Pursuant to Item 2(d) or 2(e)

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6.Citizenship or Place of Organization

Oregon

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Number of Shares Beneficially Owned by Each Reporting Person With:

7.Sole Voting Power

1,008,534

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8.Shared Voting Power

0

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9.Sole Dispositive Power

1,008,534

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10.Shared Dispositive Power

0

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11.Aggregate Amount Beneficially Owned by the Reporting Person

1,008,534

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CUSIP 47733C207
Page 3 of 5 pages

12.[  ]Check Box if the Aggregate Amount in Row 11 Excludes

 Certain Shares

13.Percent of Class Represented by Amount in Row 11

28.78 percent

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14.Type of Reporting Person

CO

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CUSIP 47733C207
Page 4 of 5 pages

Item 1.  Security and Issuer.

The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, no par value ("Common Stock"), of Jewett-Cameron Trading Company Ltd., a British Columbia corporation (the "Company").  The address of the Company's principal executive offices is 32275 N.W. Hillcrest, North Plains, Oregon, 97133.

Item 2.  Identity and Background.

(a)-(c), (f)  This Statement is filed by The Oregon Community Foundation  (the “Reporting Person”), whose business address is 1221 SW Yamhill St. Ste. 100, Portland, OR 97205.  The Reporting Person is an Oregon nonprofit corporation and is recognized by the IRS as a 501(c)(3) tax-exempt corporation.

(d)-(e)  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

All securities beneficially owned by the Reporting Person were received as charitable gifts.

Item 4.  Purpose of Transaction.

The Reporting Person may acquire or dispose of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock from time to time for charitable purposes. The Reporting Person has no present plans or proposals that relate to or would result in any of the events listed in Item 4, except that it may receive additional gifts of Common Stock and may engage in sales of shares of Common Stock from time to time in furtherance of its charitable purposes.

Item 5.  Interest in Securities of the Issuer.

(a)–(b)  As of the date of this report, the Reporting Person beneficially owns 1,008,534 shares of Common Stock, or 28.78% (based on 3,504,802 shares of Common Stock outstanding as of 7/15/2024).  The Reporting Person has the sole power to direct the vote and to dispose of 1,008,534 shares of Common Stock.

(c)-(e)On July 25, 2024, the Reporting Person gifted 40,000 shares to other charitable organizations.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

CUSIP 47733C207
Page 5 of 5 pages

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated October 14, 2024	THE OREGON COMMUNITY FOUNDATION
By: /s/ “Erica D. Daley”
Name: Erica D. Daley
Title: Chief Financial and Operations Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)